UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

On May 21, 2018, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on six proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on April 11, 2018.  Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following Proposals 1 through 6 described in the Proxy Statement was duly adopted by the requisite majority under the Israeli Companies Law, 5759-1999:

1.

Re-election to our Board of Directors of Mr. Marek Panek, for a term expiring at our next annual general meeting of shareholders;

2.

Re-election to our Board of Directors of Mr. Rafal Kozlowski, for a term expiring at our next annual general meeting of shareholders;

3.

Re-election to our Board of Directors of Ms. Dafna Cohen, for a term expiring at our next annual meeting of shareholders;

4.

Approval of the renewal of our directors’ and officers’ insurance policy;

5.

Ratification of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ended December 31, 2017, and ratification of such accounting firm’s annual compensation for the year ended December 31, 2017; and

6.

Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our next annual general meeting of shareholders, and authorization of our Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-156686).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: May 24, 2018	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer